
January 24, 2011

Leif Andersen
Chief Executive Officer
Sebring Software, Inc. (f/k/a Sumotext, Inc.)
1400 Cattlemen Road, Suite 1400
Sarasota, FL 34232

   Re: **Sumotext, Inc.**
       Form 8-K
       Filed October 29, 2010
       File No. 000-53785

Dear Mr. Andersen:

   As we indicated in our comment letters dated November 4, 2010 and November 18, 2010, we believe Sumotext was a shell company immediately prior to the exchange transaction with Sebring Software. Therefore, you were required to provide Form 10 information under Item 2.01(f) of Form 8-K within four business days after occurrence of the transaction. Although we do not believe you were permitted to file the required information within 71 days of the exchange transaction pursuant to Item 9.01(c) of Form 8-K, we note that more than 71 days have now passed since the exchange transaction. We also note that you indicated in your December 9, 2010 letter that you expected the audit process to complete in "mid-January 2011" and that you intended to file an amended Form 8-K with the required information upon completion of that audit.

   You have still not filed the required disclosure. We expect you to do so immediately.

   If you do not provide the required information by January 31, 2011, consistent with our obligations under the federal securities laws, we will decide on how we will seek to resolve material outstanding issues and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-

Advisor at (202) 551-3576 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
Assistant Director

cc: David Rees
Vincent & Rees
Via facsimile: (801) 355-5005